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                           June 30, 2023

       Nik Jhangiani
       Chief Financial Officer
       COCA-COLA EUROPACIFIC PARTNERS plc
       Pemberton House, Bakers Road
       Uxbridge UB8 1EZ
       United Kingdom

                                                        Re: COCA-COLA
EUROPACIFIC PARTNERS plc
                                                            Form 20-F for the
fiscal year ended December 31, 2022
                                                            Filed March 17,
2023
                                                            File No. 001-37791

       Dear Nik Jhangiani:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the fiscal year ended December 31, 2022

       Strategic Report, page 1

   1. We note you present several non-IFRS measures more prominently than the most directly comparable IFRS
measures, for example on pages 1 and 8. Please fully comply with Item
                                                        10(e)(1)(i)(A) of
Regulation S-K in future Form 20-Fs.

   2. We note you present a non-IFRS measure you identify as ROIC; however, the numerator of this measure appears
to be a non-IFRS measure and you do not present a measure based on the most directly
comparable IFRS measure with equal or greater prominence. Please revise the title of the
measure you present and fully comply with Item 10(e)(1)(i)(A) of
                                                        Regulation S-K in
future Form 20-Fs.
 Nik Jhangiani
COCA-COLA EUROPACIFIC PARTNERS plc
June 30, 2023
Page 2
Business and financial review
Supplementary financial information - Income Statement - Reported to Comparable, page 83

3. We note you present full non-IFRS income statements to reconcile reported results to
         "comparable" and "pro forma comparable" results on pages 83 and 84, which appears to give undue prominence to your non-IFRS measures. Please refer to Question 102.10(c) of the SEC's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures
         and modify your presentations in future filings accordingly. Consolidated Financial Statements
Note 7 - Intangible assets and goodwill
TCCC franchise intangible assets, page 170

4. We note your long-standing accounting policy and disclosures regarding your treatment of
         TCCC bottling agreement intangible assets as indefinite lived intangible assets even though they have a stated term of 10 years and contain a 10 year renewal right. We also note your policy may be inconsistent with other entities with similar assets. Please refer to paragraph 94 of IAS 38 and more fully explain to us why you believe your accounting policy is appropriate and consistent with IFRS, given the stated term of the agreements.
         In addition, please more fully explain to us the process and expected costs of renewing the agreements at the end of their 10 year term and how you concluded renewals are essentially perpetual in nature.


       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Kevin Stertzel at (202) 551-3723 or Anne McConnell at
(202) 551-
3709 with any questions.



FirstName LastNameNik Jhangiani           Sincerely,
Comapany NameCOCA-COLA EUROPACIFIC PARTNERS plc
                                          Division of Corporation Finance
June 30, 2023 Page 2                      Office of Manufacturing
FirstName LastName